SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 22, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: A press release dated November 19, 2004, announcing the sale of Groupe Danone’s bottled water operations in Italy.

Paris, November 19, 2004

Groupe DANONE sells its bottled water operations in Italy

Groupe DANONE today announced an agreement to sell its bottled water business in Italy (Italaquae) to LGR Holding.

With reported sales of EUR 150 million in 2003, Italaquae is n°3 player on the Italian bottled water market with flagship brands including Ferrarelle, Vitasnella and Boario, and a c. 8.5% market share of the total market. Italaquae is the leader of the lightly sparkling water segment with its Ferrarelle brand.

LGR Holding is controlled by the Italian entrepreneur Carlo Pontecorvo, former vice chairman of AVIR Finanziaria Spa, manufacturer of glass packaging and one of the historical suppliers of Italaquae.

This transaction is subject to acceptance by relevant authorities and compliance with procedures required for conclusion of the sale, in particular the agreement of local anti-trust authorities.

For further information :

Corporate Communication : 33 1 44 35 20 74/75 – Investor Relations Department : 33 1 44 35 20 76

Groupe DANONE : 17 boulevard Haussmann 75009 Paris – Fax 33 1 45 35 20 54

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: November 22, 2004	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer